June 12, 2023

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	EA Series Trust (the “Trust”)

Post-Effective Amendment No. 226 to the Registration Statement on Form N-1A (the “Amendment”)

File Nos.: 333-195493 and 811-22961

Bushido Capital US Equity ETF

Dear Ms. Marquigny:

This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission with respect to the Amendment relating to the Bushido Capital US Equity ETF (the “Fund”), a proposed new series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Prospectus

1.	Comment: Confirm that the Fund’s ticker symbol will be updated in the EDGAR filing system prior to its effectiveness.

Response: The Fund confirms that its ticker symbol will be updated in the EDGAR filing system prior to its effectiveness.

2.	Comment: As attachments to this response letter, please include updated pages showing the completed fee table and expense example for the Fund and, if applicable, also provide appropriate fee table footnote disclosure describing any reimbursement or waiver arrangement, the relevant contractual period covered, and the additional information indicated in instruction 3(e) to Item 3 of Form N-1A regarding the footnote to the Other Expenses line item. Please also supplementally explain to us how you estimated Other Expenses and determined such estimate was reasonable.

Response: The Fund’s completed fee table and expense example is attached as Exhibit A hereto. “Other Expenses” have been estimated to be 0.00% for the Fund’s initial fiscal year. This estimate is based on the commitment of the Fund’s investment adviser to pay most of the Fund’s operating expenses out of its management fee.

3.	Comment: In the first sentence of the Principal Investment Strategies section, please add “plus borrowing for investment purposes” after “net assets.”

Response: The Fund has revised the disclosure accordingly.

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211

Practus, LLP ● Practus.com

4.	Comment: As described in the second paragraph of the Principal Investment Strategies section, the Fund’s fundamental value strategy is largely a recitation of corporate metrics the Fund’s sub-adviser (the “Sub-Adviser”) evaluates to estimate the company’s intrinsic value and identify undervalued investment opportunities by market price; however, the disclosure is extremely jargon heavy so that the relationship between the metrics and the Sub-Adviser’s investment decisions gets lost. For example, what is a “full economic cycle” and why is it a relevant period for measuring company value? In what way does “free cash flow generated relative to a company’s capital structure employed” inform the Sub-Adviser’s decision to buy company A shares today or sell company B stock tomorrow? Please fill in the context to show how the various types of data inform the Sub-Adviser’s buy and sell decisions.

Response: The second paragraph of the disclosure has been revised as follows (new text underlined):

“The Fund is expected to generally hold 30 to 50 stocks that are equal weighted within the portfolio. The Fund utilizes a fundamental value approach to individual stock selection that incorporates both quantitative and qualitative analysis. In selecting securities for the Fund, the sub-adviser, Sepio Capital L.P. (the “Sub-Adviser”), primarily focuses on the amount, over a full economic cycle, of free cash flow generated by a business relative to ~~a company’s capital structure~~ the company’s enterprise value ~~employed~~, the return on invested capital the business generates ~~over a full economic cycle~~, and the capital allocation track record of a company’s executive management team to determine the attractiveness of a potential Fund holding. The Sub-Adviser measures these attributes over a full economic cycle rather than at various points in time to incorporate longer time frames and therefore different economic environments into its analysis.”

5.	Comment: The first sentence of the third paragraph in the Principal Investment Strategies section references the Russell 1000 Index and the S&P 500 Index. Please explain what these two indexes are intended to track and provide capitalization ranges as of a date reasonably close to the anticipated effectiveness of the filing.

Response: The following has been added to the disclosure:

“The Russell 1000 Index tracks the largest 1,000 publicly traded U.S companies by market capitalization and, as of June 6, 2023, its components ranged in capitalization from $360 million to $2.8 trillion. The S&P 500 Index tracks 500 of the largest publicly traded U.S. companies by market capitalization and, as of June 6, 2023, its components ranged in capitalization from $3.4 billion to $2.8 trillion.”

6.	Comment: It is unclear what the last sentence in the third paragraph in the Principal Investment Strategies section contributes to the explanation of the Sub-Adviser’s portfolio construction process. If it is merely repetitive, delete; otherwise revise to provide additional strategy information or insight.

Response: The sentence has been deleted.

7.	Comment: In the fourth paragraph in the Principal Investment Strategies section, explain what is meant by “special situations” and give several concrete examples. The phrase “sector or market wide dislocations” is also unclear. Explain how, practically speaking, the intended circumstances alter a company’s risk/return profile. On what basis does the Sub-Adviser determine the company’s stock price has become “compelling” relative to its risk/reward profile. If “special situations” and related terms include companies in some form of distress, please ensure you have tailored risk disclosure. Such risk disclosure might address the inability of a company to recover from its distress (and the potential loss), liquidity, valuation, and investment volatility.

Response: The fourth paragraph has been revised as follows:

“A small portion of the portfolio, not to exceed 10% at the time of purchase, may be invested in what the Sub-Adviser deems “special situations.” While not common, during sector or market wide ~~dislocations~~ volatility, specific stocks in the financials and, at times, possibly other sectors, may trade for valuations representing compelling risk/reward profiles in the Sub-Adviser’s opinion.

The Sub-Adviser may opportunistically invest in financial companies or other businesses that are trading for less than book value with underlying company fundamentals that suggest the business is not in distress. In such instances, the Fund may add 1–5 individual names after performing in depth analysis of the potential holding’s financial statements, the competitive landscape in which the company in question operates, and risk contribution to the overall Fund portfolio. The Sub-Adviser will focus analysis on a potential holding’s balance sheet, profitability, liquidity profile and cost of and availability of capital ~~with potential adjustments for extreme macro conditions, if applicable~~.”

8.

Comment: In the last sentence of the fourth paragraph in the Principal Investment Strategies section, to what does “with potential adjustments for extreme macro conditions if applicable” refer? Please re-write more clearly and supplementally explain how this language expands or limits the “special situation” holdings the Sub-Adviser may purchase or sell.

Response: The phrase noted in the comment has been deleted.

9.	Comment: In the fifth paragraph in the Principal Investment Strategies section, the Fund’s 20% ETF strategy is described almost entirely in terms of how liquidity and diversification risk inform the Sub-Adviser’s decision to choose ETFs over other available investments. Significantly however the paragraph also states “the Sub-Adviser may elect to express a broad market, factor, sector or industry specific investment thesis.” Unless this strategy applies solely to ETFs, explain it in greater detail. If it does apply solely to ETFs, please restate it in clearer language.

Response: The strategy noted in the comment applies only to the Fund’s investments in other ETFs. The second sentence of the fifth paragraph has been revised as follows:

“The Sub-Adviser may elect to use other ETFs to ~~express a~~ invest in certain broad markets, ~~factor,~~ sectors or industries~~y specific investment thesis through the use of other ETFs~~, where the Sub-Adviser believes the ETF’s inherent diversification and liquidity may be superior from a risk management standpoint to assuming single name equity risk.”

10.

Comment: As used in the last paragraph in the Principal Investment Strategies section, what does the phrase “given the prevailing opportunity set across equity markets” mean in concrete and practical terms? What determines whether a sector presents a “prevailing opportunity”? Describe the process the Sub-Adviser follows, to make investment decisions that take advantage of it?

Response: The last paragraph of the section has been revised as follows:

“Although the Fund will not concentrate its investments in a particular industry, the Sub-Adviser anticipates that the ~~Fund may overweight a small number of specific sectors given the prevailing opportunity set across equity markets.~~ Fund’s investment process for individual stock selection may ~~will~~ often lead to the portfolio being focused on a small number of sectors. These sectors will likely be different over time, as the economic and market environments change. The specific sectors overweighted by the Fund will likely differ over time.”

11.	Comment: In the Principal Risks section, confirm that the risks are presented in an order that prioritizes those most likely to adversely affect the Fund’s net asset value (“NAV”), yield and total return. If necessary, re-order them and, after listing the most significant risks of the Fund, the remaining risks may be alphabetized. (See ADI 2019-08 - Improving Principal Risks Disclosure)

Response: The Fund has revised the disclosure in the Principal Risks section accordingly.

12.	Comment: In the Principal Risks section, refocus the Management Risk description on the portfolio manager’s responsibility to make purchase and sale decisions that effectively achieve the Fund’s investment objective. Illustrate the relevance of these types of decisions in terms of judgment errors like overestimating a company’s intrinsic value, overweighting a particular sector on incorrect assumptions about the staying power of sector trends...etc.

Response: The Fund has revised the disclosure as follows:

“Management Risk. The Fund is actively managed and may not meet its investment objective based on the Adviser’s or Sub-Adviser’s success or failure ~~to~~ in implementing investment strategies for the Fund and making purchase or sale decisions that effectively achieve the Fund’s investment objective. The success of the Fund’s investment program depends largely on the investment techniques and risk analyses applied by the Sub-Adviser and the skill of the Sub-Adviser in evaluating, selecting, and monitoring the Fund’s assets.~~, including the use of quantitative models or methods~~ The Fund could experience losses (realized and unrealized) if the Sub-Adviser’s judgment about markets or sectors, or the attractiveness, intrinsic value, or potential appreciation of particular investments made for the Fund’s portfolio prove to be incorrect. It is possible the investment techniques and risk analyses employed on behalf of the Fund will not produce the desired results.”

13.	Comment: In the Principal Risks section, if the Sub-Adviser lacks experience advising open-funds in general, state this in the New Sub-Adviser Risk description also and add disclosure directly explaining how the Sub-Adviser’s limited experience can contribute to poor performance and lower share value.

Response: The Fund has revised the disclosure as follows:

“New Sub-Adviser Risk. Although ~~the Sub-Adviser’s principals and the Fund’s portfolio managers have~~one of the Fund’s portfolio managers and a principal of the Sub-Adviser, John Beatson, has had experience managing ~~investments~~ open-end funds in the past, the Sub-Adviser has no experience managing investments for an ETF or other open-end fund, which may limit the Sub-Adviser’s effectiveness and could contribute to lower share value.”

14.	Comment: In the Principal Risks section, Sector Risk is explained in abstract terms that don’t give investors a practical understanding of the drastic impact badly timed sector investment purchases and sales can have on Fund performance and consequently share value. Illustrate sector risk using clear and concrete examples.

Response: The Fund has revised the disclosure as follows:

“Sector Risk. If the Fund’s portfolio is overweighted in a certain sector, any negative economic, financial, market, business or other developments affecting that sector will have a greater impact on the Fund than on a fund that is not overweighted in that sector. A certain sector may underperform other sectors or the market as a whole. Economic or market factors, regulation or deregulation, and technological or other developments may negatively impact all companies in a particular sector. This may increase the risk of loss associated with an investment in the Fund and increase the volatility of the Fund’s net asset value per share.”

15.

Comment: In the Principal Risks section, given how much the Fund’s value strategy relies on corporate metrics to estimate intrinsic value accurately, the consequences of poor value style investments are particularly significant for this Fund. As the last risk in the section, the presentation order minimizes its significance to the Fund. Please move Value-Style Investing Risk to the front of the Principal Risks section consistent with its potential impact on NAV, yield and total return.

Response: The Fund has revised the disclosure accordingly.

16.	Comment: In the Performance section, add the month of the Fund’s inception under Portfolio Managers. Response: The Fund has revised the disclosure accordingly.
17.

Comment: In the Additional Information About the Fund section, confirm that Premium/Discount Information will be available at the Fund’s website either in real time or, if not, then in the disclosure state how frequently it will be updated.

Response: The Fund has revised the disclosure to state that the information will be updated daily.

If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 708-6391 or Tina.Bloom@Practus.com.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom

Partner

Exhibit A

Fees And Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.71%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.71%

[1]	Other Expenses are estimated for the current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$73	$227